UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

Alter Postplatz 2

CH-6370 Stans, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Change in Company’s Executive Management Team

Effective March 4, 2021, Mr. Rob Dickey IV and the board of directors of NLS Pharmaceutics Ltd. (the “Company”) mutually agreed that Mr. Dickey will cease to be the Chief Financial Officer of the Company, effective as of the date thereof. The determination was based on personal reasons and not as a result of any disagreement between Mr. Dickey and the Company. The Company has already initiated a search to identify Mr. Dickey’s successor.

Changes in Company’s Certifying Accountant

Effective March 4, 2021, the Company dismissed its independent registered public accounting firm, Marcum LLP (the “Former Auditor”) and engaged PricewaterhouseCoopers AG (the “New Auditor”). The Company notified the Former Auditor of this change on March 5, 2021. The Board of Directors of the Company approved the dismissal of the Former Auditor the engagement of the New Auditor.

The report of the Former Auditor for the Company’s audited financial statements as of and for the years ended December 31, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except for an explanatory paragraph in such report regarding substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through March 4, 2021, there were (i) no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in its reports on the Company’s financial statements and (ii) no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions), except for the material weaknesses in internal control over financial reporting related to improper cutoff of the Company’s accounts payable and accrued expenses in a previous period, and to the accounting for complex transactions, including intangible assets and a licensing agreement as disclosed in the Company’s prospectus, dated January 28, 2021.

The Company provided the Former Auditor with a copy of this Report on Form 6-K prior to submitting it to the SEC and requested that the Former Auditor furnish the Company with a letter addressed to the SEC stating whether the Former Auditor agrees with the above statements.  The letter from the Former Auditor is filed as Exhibit 16.1.

During the fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through March 4, 2021, neither the Company, nor anyone on its behalf, consulted the New Auditor regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by the New Auditor that the New Auditor concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

EXHIBIT INDEX

Exhibit No.
16.1	Letter from Marcum LLP. addressed to the U.S. Securities and Exchange Commission dated March 10, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: March 10, 2021	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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